CITY NATIONAL ROCHDALE FUNDS
SECOND AMENDMENT TO THE TRANSFER AGENT
 SERVICING AGREEMENT

THIS SECOND AMENDMENT, dated as of the 2nd day of August, 2016, to the Transfer Agent Servicing Agreement dated January 1, 2013, as amended September 8, 2014, (the “Agreement”), is entered into by and between CITY NATIONAL ROCHDALE FUNDS, a Delaware trust (the “Trust”) and U.S. BANCORP FUND SERVICES, LLC, a Wisconsin limited liability company (“USBFS”).

RECITALS

WHEREAS, the parties have entered into the Agreement; and

WHEREAS, the parties desire to amend the Agreement as set forth below; and

WHEREAS, Section 12 of the Agreement allows for its amendment by a written instrument executed by both parties.

NOW, THEREFORE, the parties agree as follows:

Section 9. Proprietary and Confidential Information is hereby superseded and replaced in its entirety with the following:

Section 9. Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Trust all records and other information relative to the Trust and prior, present, or potential shareholders of the Trust (and clients of said shareholders), and not to use such records and information for any purpose other than the performance of its responsibilities and duties hereunder, except (i) after prior notification to and approval in writing by the Trust, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply, (ii) when requested to divulge such information by duly constituted authorities, or (iii) when so requested by the Trust. Records and other information which have become known to the public through no wrongful act of USBFS or any of its employees, agents or representatives, and information that was already in the possession of USBFS prior to receipt thereof from the Trust or its agent, shall not be subject to this paragraph.

Further, USBFS will adhere to the privacy policies adopted by the Trust pursuant to Title V of the Gramm Leach Bliley Act, as may be modified from time to time. In this regard, USBFS shall have in place and maintain physical, electronic and procedural safeguards reasonably designed to protect the security, confidentiality and integrity of, and to prevent unauthorized access to or use of, records and information relating to the Trust and its shareholders. In addition, USBFS shall implement and maintain an effective information security program reasonably designed to protect information relating to shareholders (such information, “Personal Information”), which program of the Trust shall include sufficient administrative, technical and physical safeguards and written policies and procedures reasonably designed to (a) insure the security and confidentiality of such Personal Information; (b) protect against any anticipated threats or hazards to the security or integrity of such Personal Information, including identity theft; and (c) protect against unauthorized access to or use of such Personal Information that could result in substantial harm or inconvenience to the Trust or any shareholder (the “Information Security Program”). The Information Security Program shall comply with reasonable information security practices within the transfer agency industry. Upon written request from the Trust, USBFS shall provide a written description of its Information Security Program to the Trust.

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USBFS shall promptly notify the Trust in writing of any breach of security, misuse or misappropriation of, or unauthorized access to (in each case, whether actual or alleged) any Personal Information (any or all of the foregoing referred to individually and collectively for purposes of this provision as a “Security Breach”). USBFS shall promptly investigate and remedy, and bear the reasonable cost associated with notification of any affected party, including printing, mailing, service center response and one (1) year of credit monitoring per affected individual, if necessary, to address any Security Breach. USBFS shall bear the cost of the Security Breach only if USBFS is determined to be responsible for such Security Breach or for failure to prevent such Security Breach. In addition to; and without limiting the foregoing, USBFS shall promptly cooperate with the Trust or any of its affiliates’ regulators at USBFS’ expense (only if USBFS is determined to be responsible for its Security Breach) to prevent, investigate, cease or mitigate any Security Breach, including but not limited to investigating, bringing claims or actions and giving information and testimony. Notwithstanding any other provision in this Agreement, the obligations set forth in this paragraph shall survive termination of this Agreement.

Except to the extent amended hereby, the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by a duly authorized officer on one or more counterparts as of the date and year first written above.

CITY NATIONAL ROCHDALE FUNDS		U.S. BANCORP FUND SERVICES, LLC

By:	/s/ Anthony Sozio	By:	/s/ Michael R. McVoy

Printed Name:	Anthony Sozio	Printed Name:	Michael R. McVoy

Title:	Vice President	Title:	Executive Vice President

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